Exhibit 99.1

Sphere 3D Corp. Secures the Delivery of 2,946 S19j Pros from U.S. Customs

  Final portion of the 4,026 unit batch released from U.S. Customs

  The addition of the miners will grow the Sphere 3D mining fleet to more than 5,000 miners

  The miners are expected to be installed and energized in Texas through October 2022

TORONTO, Ontario, Canada, September 20, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming a leader in Bitcoin mining, has secured the release of an additional 2,946 S19j Pros of its 4,026-unit batch from U.S. Customs.  The Company previously announced the release of 1,080 miners during July and August, 540 of which have been installed by Sphere 3D's partner Compute North and are expected to be energized in the coming days.  The Company has now secured the release of all 4,026 miners.

"Now that we have successfully secured release of our 4,026-unit batch of miners, we are focused on their efficient installation and activation, which is expected to increase our production capacity over 400% compared to our August production levels announced on  September 8, 2022," said Patricia Trompeter, CEO of Sphere 3D.  "The miners are enroute to Compute North's Granbury, Texas facility and, upon delivery, will join the queue for installation in October.  We are looking forward to reporting our results once the machines are operational.  I am proud of our team and all those who provided support and worked tirelessly to secure their release."

In addition to the 1,000 miners currently hashing, the activation of these 4,026 miners will bring the Company's production capacity to approximately 500 PH/s.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com